Filed by Westvaco Corporation
                           pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities and Exchange
                               Act of 1934 Subject Company: Westvaco Corporation
                                                      Commission File No. 1-3013


The following questions and answers will be distributed to employees on December 17, 2001:


Q. WHAT OPPORTUNITIES WILL RESULT FROM COMBINING MEAD AND WESTVACO'S PACKAGING BUSINESSES?

A. A great thing about bringing Mead and Westvaco together is that each company has very strong positions in packaging with virtually no overlap. As a result, MeadWestvaco will offer customers an unmatched range of leading paperboard and converted packaging products. There is potential to leverage each other's customer relationships, possibly by providing several different product solutions in cases where our individual companies now fill only selected needs of those customers. Interacting with customers more broadly within their organizations will help position our new company not only as a supplier of high-quality packaging products and services, but as an integral part of our customers' plans for growth.

Q. WILL COMBINING MEAD AND WESTVACO GIVE THE NEW COMPANY A LARGER PRESENCE IN GLOBAL PREMIUM PAPERBOARD SALES?

A. Yes, and that is one of the principal benefits of the merger. While the two companies have operations or a strong presence in many of the same countries, the overall global reach of the new company will be greater than that of the individual companies. We expect the value of this extended reach to be enhanced because the two companies will have a broader product line, allowing MeadWestvaco to match the appropriate paperboard substrate with each customer's needs. Westvaco's high-value primary products include leading bleached and unbleached kraft paperboard used for a range of consumer packaging applications. Mead is a leading supplier of a premium clay-coated, unbleached kraft product which is used to make packaging sold to brewers, soft drink bottlers and food/consumer product companies.

Q. SATURATING KRAFT PAPER IS PART OF WESTVACO'S PACKAGING RESOURCES GROUP. WILL SATURATING KRAFT BE COMPATIBLE WITH MEADWESTVACO'S PRODUCT MIX?

A. Mead and Westvaco each participate in a distinct, but compatible segment of the saturating market. Westvaco's mill in Charleston, SC, is the world's leading supplier of saturating kraft paper used in the substrates (base layers) of decorative laminates such as countertops, furniture and flooring. Mead produces decor papers in South Lee, MA, and County Devon, England, which are used in the surface layers of decorative laminates. Recently, Mead announced that the Devon Valley mill will focus on the decor paper business by discontinuing most of its other product lines and selling selected assets. Cynthia A. Niekamp, president of Mead Specialty Paper, said, "The decor business is one of our core competencies and that's why we acquired the mill in 1999. It has strengthened our ability to meet the needs of decor customers globally and will remain an effective way to reach the European market

                                      # # #

The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's web site (http://www.sec.gov). In addition, documents filed with the SEC by Mead or
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Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.: (203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION. Mead and Westvaco and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders and Westvaco shareholders, respectively, in connection with the proposed merger between Mead and Westvaco. For more information on who may be deemed to be participants in the solicitation of proxies, please see Mead and Westvaco's Current Report on Form 8-K filed with the SEC on October 18, 2001.